

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Mr. Thomas M. McGeehan
Chief Financial Officer
Global Indemnity plc
28/28 North Wall Quay
Dublin Ireland

> **Re:** **Global Indemnity plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 001-34809**

Dear Mr. McGeehan:

    We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page 89

1. Include the name of the auditor on the auditor's report.

Notes to Consolidated Financial Statements
20. Statutory Financial Information, page 141

2. Please revise to address the following:
    - If you did not significantly exceed all of the requirements you disclose on page 142 for your U.S. insurance subsidiaries, include the disclosure required by ASC 944-505-50-1b. Provide similar information for Wind River Reinsurance, as applicable.
    - Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Global Indemnity plc to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

- Disclose the amount of statutory net income or loss and statutory capital and surplus of Wind River Reinsurance for each period. Refer to Rule 7.03(a)(23)(c) of Regulation S-X and ASC 944-505-50-1a.
- Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Christine Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant